EXHIBIT 99.1

RedHill Biopharma Provides Update on RHB-106 Program Partnered with Salix Pharmaceuticals

  Salix Pharmaceuticals, recently acquired by Valeant Pharmaceuticals, confirmed to RedHill that it continues the development of RedHill's RHB-106 encapsulated bowel preparation
  Salix further clarified to RedHill that the purgative tablet formulation referenced in Valeant's second quarter 2015 earnings call presentation as a failed toxicology screen is not RedHill's RHB-106

TEL-AVIV, Israel, July 27, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company primarily focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today provided an update on its RHB-106 tasteless solid oral formulation bowel preparation development program under the worldwide exclusive license agreement with Salix Pharmaceuticals Ltd. ("Salix"), recently acquired by Valeant Pharmaceuticals International, Inc. ("Valeant") (NYSE:VRX) (TSX:VRX).

Salix confirmed to RedHill that it continues the development of RHB-106. Salix further clarified to RedHill that the bowel purgative product referenced in Valeant's second quarter 2015 financial results presentation1 as a failed toxicology screen is not RedHill's RHB-106.

On February 27, 2014, RedHill and Salix entered into an exclusive license agreement under which Salix acquired the worldwide exclusive rights to RedHill's RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments. Financial terms of the transaction included an upfront payment to RedHill of $7 million, and an additional $5 million in subsequent milestone payments to RedHill. Salix also agreed to pay RedHill tiered royalties on net sales, ranging from low single digits up to low double digits.

RHB-106 is an encapsulated formulation intended for the preparation and cleansing of the gastrointestinal tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopies, barium enemas or virtual colonoscopies, as well as surgical interventions, such as laparotomies. RHB-106 is a tasteless solid oral dosage potentially allowing an unobstructed procedure with reduced side effects and improved compliance. It is also intended to prevent patient exposure to the often unappealing taste of current products.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) ABC294640 - an orally-administered first-in-class SK2 selective inhibitor targeting multiple inflammatory-GI diseases and related oncology indications with a first Phase I/II initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 Valeant Pharmaceuticals International, Inc. 'Q2 2015 Financial Results, July 23, 2015'.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com